Exhibit 1.1

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

ANNOUNCEMENT

Further to the Company’s announcement dated 1 November 2004, the Board of Directors of the Company wishes to announce that Mr. Wang Jianzhou has resigned as Executive Director, Chairman, Chief Executive Officer and President of the Company with effect from 5 November 2004. The Board of Directors of the Company has also approved in principle the appointment of Mr. Chang Xiaobing as the Company’s Executive Director, Chairman and Chief Executive Officer. The same appointment will be formally approved by the Board on 21 December 2004, upon Mr. Chang’s resignation from all offices of China Telecom Corporation Limited has been approved at its extraordinary general meeting. In addition, Mr. Shang Bing has been appointed as the Company’s Executive Director and President with effect from 5 November 2004.

Further to the announcement dated 1 November 2004 made by China Unicom Limited (the “Company”), the Board of Directors (the “Board”) of the Company wishes to announce that Mr. Wang Jianzhou (“Mr. Wang”) has resigned as Executive Director, Chairman, Chief Executive Officer and President of the Company with effect from 5 November 2004. The Board has also approved in principle the appointment of Mr. Chang Xiaobing (“Mr. Chang”) as the Company’s Executive Director, Chairman and Chief Executive Officer, to be effective on 21 December 2004. In addition, Mr. Shang Bing (“Mr. Shang”) has been appointed as the Company’s Executive Director and President with effect from 5 November 2004. The Board expresses its sincerest gratitude to Mr. Wang for his contribution to the Company made during his period of services. The Board sends its warmest welcome to Mr. Chang and Mr. Shang for their appointment as Directors of the Company.

As Mr. Wang Jianzhou no longer holds the offices of the chairman and president of the Company’s parent company, namely, China United Telecommunications Corporation (“Unicom Group”), he has resigned as the Company’s Executive Director, Chairman, Chief Executive Officer and President. Mr. Wang has confirmed that he has no disagreement with the Board and there is no matter which need to be brought to the attention of the Company’s shareholders.

Regarding the appointment of Mr. Chang, it will be formally approved by the Board on 21 December 2004 upon Mr. Chang’s resignation from all offices of China Telecom Corporation Limited (“CTCL”) has been approved at CTCL’s extraordinary general meeting. A further announcement in relation thereto will be made by the Company in due course.

Mr. Chang, aged 47, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received an MBA degree from Tsinghua University in 2001. Prior to joining Unicom Group, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu PT and a Deputy Director General of Directorate General of Telecommunications, or DGT, of the MPT, a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, as well as Vice President of China Telecom Group. Mr. Chang has been appointed the chairman of Unicom Group in November 2004. Mr. Chang has 22 years of operational and managerial experience in the telecommunications industry in China.

Mr. Shang, aged 48, a senior economist, graduated in 1982 from Shenyang Chemical Industry Institution with degree in Chemical Industry and received an MBA degree from New York State University of USA. From 1986 to 1998, Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, Deputy General Manager and General Manager of Economic Technology Development Company in Liaoning Province. Mr. Shang joined Unicom Group in August 1998. From 1998 to 2001, Mr. Shang served as Deputy General Manager and General Manager of Unicom Group Liaoning Branch. Mr. Shang was appointed a Vice President of Unicom Group in March 2001 and subsequently became a Director and Vice President of Unicom Group in September 2003. Mr. Shang has been appointed the President of Unicom Group in November 2004. At present, Mr. Shang is also a Director and Vice President of the Company’s subsidiary China Unicom Corporation Limited. He has extensive management experience and knowledge in telecommunications operations. Since December 2001, Mr. Shang has been a Director of the Company’s indirect holding company, China United Telecommunications Corporation Limited, a company with its shares being listed in the Shanghai Stock Exchange.

Save as disclosed above, Mr. Shang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Shang except from holding of a total number of 1,080,400 share options issued pursuant to the Company’s share option schemes, does not have any other interest in the shares of the Company within the meaning of Part VX of the Securities and Futures Ordinance.

Mr. Shang will conclude with the Company his remuneration, terms and conditions of services in due course. Mr. Shang will be subject to retirement by rotation and elegible for re-election in accordance with the Company’s Articles of Association. Mr. Shang has confirmed that there is no matter which need to be brought to the attention of the Company’s shareholders.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Shang Bing, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Craig O. McCaw (Alternate Director toCraig O. McCaw: C. James Judson) and Cheung Wing Lam, Linus

By Order of the Board China Unicom Limited Yee Foo Hei Company Secretary

Hong Kong, 5 November 2004